FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Result of AGM

 11 May 2021 14:00 BST

Results of Annual General Meeting held on 11 May 2021

AstraZeneca PLC announced the results of the voting at its Annual General Meeting (AGM) today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 10 - 13 were passed as special resolutions; all other resolutions were passed as ordinary resolutions.

	Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Votes cast in total	Total votes cast as a % of issued share capital	Votes withheld
1	To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2020	951,285,688	99.86	1,300,153	0.14	952,585,841	72.56	8,944,126
2	To confirm dividends	948,459,461	98.72	12,290,505	1.28	960,749,966	73.19	779,685
3	To reappoint PricewaterhouseCoopers LLP as Auditor	952,398,382	99.15	8,210,440	0.85	960,608,822	73.17	921,116
4	To authorise the Directors to agree the remuneration of the Auditor	959,859,984	99.93	712,232	0.07	960,572,216	73.17	956,959
5a	To re-elect Leif Johansson as a Director	927,811,941	96.57	32,966,929	3.43	960,778,870	73.19	750,714
5b	To re-elect Pascal Soriot as a Director	959,330,670	99.85	1,441,425	0.15	960,772,095	73.19	757,539
5c	To re-elect Marc Dunoyer as a Director	955,828,852	99.52	4,600,836	0.48	960,429,688	73.16	1,099,897
5d	To re-elect Philip Broadley as a Director	948,284,819	98.74	12,063,553	1.26	960,348,372	73.15	1,160,972
5e	To elect Euan Ashley as a Director	952,998,109	99.28	6,906,560	0.72	959,904,669	73.12	1,623,921
5f	To re-elect Michel Demaré as a Director	940,774,376	97.96	19,589,264	2.04	960,363,640	73.16	1,165,704
5g	To re-elect Deborah DiSanzo as a Director	826,293,184	86.04	134,102,115	13.96	960,395,299	73.16	1,140,585
5h	To elect Diana Layfield as a Director	959,699,058	99.93	675,091	0.07	960,374,149	73.16	1,154,886
5i	To re-elect Sheri McCoy as a Director	710,781,431	74.03	249,365,290	25.97	960,146,721	73.14	1,388,375
5j	To re-elect Tony Mok as a Director	958,732,518	99.83	1,606,337	0.17	960,338,855	73.15	1,184,730
5k	To re-elect Nazneen Rahman as a Director	950,350,073	99.73	2,544,392	0.27	952,894,465	72.59	8,634,879
5l	To re-elect Marcus Wallenberg as a Director	828,248,091	86.21	132,435,623	13.79	960,683,714	73.18	832,550
6	To approve the Annual Report on Remuneration for the year ended 31 December 2020	915,909,189	95.42	43,957,696	4.58	959,866,885	73.12	1,662,608
7	To approve the Directors' Remuneration Policy	564,935,789	60.19	373,708,277	39.81	938,644,066	71.50	21,415,088
8	To authorise limited political donations	930,305,254	96.90	29,777,151	3.10	960,082,405	73.13	1,446,855
9	To authorise the Directors to allot shares	817,312,076	85.14	142,701,485	14.86	960,013,561	73.13	1,515,509
10	To authorise the Directors to disapply pre-emption rights	939,179,092	98.03	18,824,969	1.97	958,004,061	72.98	3,474,403
11	To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments	932,779,470	97.36	25,292,148	2.64	958,071,618	72.98	3,406,846
12	To authorise the Company to purchase its own shares	942,491,633	98.16	17,676,115	1.84	960,167,748	73.14	1,310,466
13	To reduce the notice period for general meetings	847,834,118	88.31	112,182,050	11.69	960,016,168	73.13	1,462,280
14	To amend the rules of the 2020 Performance Share Plan	579,132,133	61.72	359,154,356	38.28	938,286,489	71.47	21,721,411

Issued capital
As at 7 May 2021, the number of issued shares of the Company was 1,312,762,006 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

Notes
The Board is pleased that all resolutions have been approved by shareholders at the 2021 AGM. The Board notes the lower levels of support received for Resolutions 5i, 7 and 14. The Board has already engaged with a number of shareholders to understand the reasoning behind their decision not to support these Resolutions and will continue to engage during 2021.

Resolutions 7 and 14 - approval of the Remuneration Policy and changes to the AstraZeneca Performance Share Plan
The Remuneration Committee (the Committee) undertook an in-depth consultation process with the Company's largest investors when developing the revised policy, and were pleased with the positive reception for the proposals. Nonetheless the Committee recognises that a meaningful proportion of shareholders (including those who follow the guidance of their proxy advisors) were not able to support the new policy or the amendments to the 2020 Performance Share Plan rules. The Committee will continue to engage and listen to ensure investors' concerns regarding the approach to executive remuneration are understood.

The Committee acknowledges that it is unusual to seek approval for a revised Remuneration Policy at two consecutive AGMs and that remuneration is a sensitive matter during this pandemic period. Starting with the latter, it is important to emphasise that AstraZeneca has not applied for any Government funded wage subsidies or furlough arrangements around the world. Additionally, the Company has been a world-leading actor in the pandemic response through its non-profit vaccine initiative and other humanitarian actions.

The Committee also wanted to update the Remuneration Policy to acknowledge that the world drastically changed in the last 12 months, and so did AstraZeneca. Our Executive Directors have demonstrated solid and visionary leadership to steer the Company towards delivering another outstanding performance in terms of achieving stretched financial goals, over-delivering pipeline management targets to accelerate innovation, and negotiating new partnerships with great potential. They also initiated an impactful societal, non-profit initiative - in partnership with University of Oxford - as a response to the global pandemic, resulting in the development, production and supply of an effective vaccine in less than a year.

Since their appointment, the Executive Directors have driven a remarkable turnaround in the Company's performance, resulting in a TSR close to 300% over the last eight years and 77% over the last three years, both significantly ahead of our Global and European Pharmaceutical peers.

The Board's approach to reviewing the policy last year still continued to position executive remuneration well below market levels in the global pharmaceuticals industry, and did not accurately reflect AstraZeneca's improved position in the European market. Since that review, given the significantly increased scale and scope of what the CEO and CFO are being asked to deliver, and their continued commitment and undisputed performance, the Board considered it appropriate to take another step to address their market pay positioning in order to retain and incentivise them; and enable succession planning for the future. This decision was taken in the interests of all stakeholders to support the future growth of the Company, and provide us with the flexibility required to reward outstanding achievements with competitive pay for performance packages.

Resolution 5i - re-election of Sheri McCoy as a Director
The Board understands that some shareholders have expressed concerns regarding Ms McCoy's other directorships and the potential for those to impact her time commitment to AstraZeneca.

The Board believes that Ms McCoy has brought, and continues to bring, considerable business experience and knowledge of the pharmaceutical industry and makes a valuable contribution to the work of the Board and Committees of which she is a member.

In 2020, Ms McCoy attended 96% of the Board and Committee meetings to which she was invited: 14 out of a possible 15 Board meetings, 7 out of 7 Audit Committee meetings and 6 out of 6 Remuneration Committee meetings.

Ms McCoy is currently working to reduce her appointments and intends to reduce her participation to not more than four boards by the 2022 proxy season.

The Board is satisfied that all Directors, including Ms McCoy, continue to make effective and valuable contributions to the Board and continue to devote sufficient time to discharging their responsibilities as Directors of AstraZeneca.

The Board seeks to maintain the highest standards of governance and to ensure an open and transparent dialogue with shareholders. The Board will continue to engage with, and listen to, the Company's shareholders. In accordance with the UK Corporate Governance Code, the Company will publish an update within six months of the AGM.

Additional information
A copy of the resolutions passed at the AGM will be submitted to the National Storage Mechanism in accordance with Listing Rules 9.6.2R and 9.6.3R, and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

AstraZeneca contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 May 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary